MINISO Group holding limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000 Guangdong Province

The People’s Republic of China

February 1, 2024

VIA EDGAR

Mr. Robert Shapiro

Mr. Doug Jones

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	MINISO Group Holding Limited (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2023
Filed on October 19, 2023 (File No. 001-39601)

Dear Mr. Shapiro, Mr. Jones, Ms. Reed and Mr. King:

This letter sets forth the Company’s response to the comments contained in the letter dated January 18, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 filed with the Commission on October 19, 2023 (the “2023 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on December 13, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 3. Key Information, page 4

1.	We note your response to prior comment 1, particularly the statement that your business operations in Hong Kong do not fall within the scope of relevant Hong Kong data security laws and regulations. In future filings, please further revise to disclose the basis for this conclusion and explain how data security and anti-monopoly regulations could materially impact your Hong Kong operations. Additionally, please provide the requested risk factor disclosure related to data security regulations in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Pages 4 – 5

Doing Business in China

…

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in mainland China could limit the legal protections available to you and us.”

In addition to our operations in mainland China, we have operations in Hong Kong. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future.

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. As of the date of this annual report, our business operations in Hong Kong do not engage in any collection of personal data. As such, we believe that our business operations in Hong Kong do not fall within the scope of the laws and regulations currently effective in Hong Kong regarding data security and we believe that data security laws and regulations in Hong Kong have no impact on our business operations in Hong Kong. Were we to engage in a collection of personal data or other activities in Hong Kong that fall within the scope of the relevant data security laws and regulations, we would have to ensure compliance with such laws and regulations, and any violation thereof could result in a material adverse impact on our business, financial condition, and results of operations. ~~However~~ In addition, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, ~~or the scope of our business operations in Hong Kong may change in the future,~~ and such new laws and regulations may also have a material impact on our business in Hong Kong.

Our business operations in Hong Kong are also subject to the Competition Ordinance in Hong Kong, which prohibits anti-competitive agreements, abuse of market power and anti-competitive mergers and acquisitions. As of the date of this annual report, no issues relating to the Competition Ordinance or our compliance with the Competition Ordinance have resulted in any material impact on our ability to conduct business. We are not now nor have ever been a party to any inquiries or investigations relating to the Competition Ordinance.

As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Pages 38 – 39

Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. As of the date of this annual report, our business operations in Hong Kong do not engage in any collection of personal data. As such, we believe that our business operations in Hong Kong do not fall within the scope of the laws and regulations currently effective in Hong Kong regarding data security and we believe that data security laws and regulations in Hong Kong have no impact on our business operations in Hong Kong. Were we to engage in a collection of personal data or other activities in Hong Kong that fall within the scope of the relevant data security laws and regulations, we would have to ensure compliance with such laws and regulations, and any violation thereof could result in a material adverse impact on our business, financial condition, and results of operations. In addition, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, and such new laws and regulations may also have a material impact on our business in Hong Kong.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

2.	We note your response to prior comment 2. In future filings, please further revise to elaborate on the “additional challenges” and “uncertainties and potential additional restrictions” presented by the data security regulations you have specified. Ensure that your disclosure allows investors to fully understand the impacts that these regulations have had or may have on your business operations and ability to accept foreign investment or maintain listing on a U.S. or foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 4 – 5

Doing Business in China

…

The PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance~~.~~, including without limitation, challenges in discharging our extra responsibilities in relation to establishing data security management systems for our entire operational process, organizing education and training sessions on data security, employing corresponding technical and other necessary measures to safeguard data security, formulating internal management systems and operating procedures, adopting corresponding security technical measures, and preventing unauthorized access as well as breach, tampering, or loss of personal information. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other governmental authorities in mainland China in December 2021~~, as well as~~ and the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021~~,~~ also resulted in uncertainties and potential additional restrictions on China-based overseas-listed companies like us. For example, uncertainty exists as to the final form of the draft regulations and how the Cybersecurity Review Measures and the final promulgated version of the draft regulations may be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new regulations or detailed implementation rules and interpretation thereof. If the detailed rules, implementations, or the ~~enacted~~ final promulgated version of the draft ~~measures~~ regulations mandate clearance of cybersecurity review and other specific actions to be completed by us, we will face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations” for additional details.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Furthermore, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Mainland China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.” In addition, i~~I~~mplementation of industry-wide regulations ~~in this nature~~ may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.”

…

Permissions Required from the PRC Authorities, page 5

3.	We note your response to prior comment 3 and reissue in part. In future filings, please specifically name each of the “requisite licenses and permits from the relevant mainland China government authorities for [your] business operations in mainland China.” Please confirm that these licenses and permits constitute the only permissions and approvals from PRC government authorities that you and your subsidiaries, including your Hong Kong subsidiaries, are required to obtain to operate your business. Additionally, please clarify the role of your PRC legal counsel with respect to the conclusions stated throughout the disclosure in this section. For example, we note that you do not reference counsel in the paragraph regarding permissions required for your business operations, and with respect to your conclusion that you are not subject to cybersecurity review, you state only that JunHe LLP conducted a “phone consultation” with the China Cybersecurity Review Technology and Certification Center in March 2022. Please further revise to clearly indicate whether you have relied upon an opinion of counsel with respect to each of your conclusions regarding permissions and approvals to operate your business and to continue to offer securities to investors. If an opinion of counsel was not obtained with respect to any of these conclusions, state as much and explain why such an opinion was not obtained.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 5 – 6

Permissions Required from the PRC Authorities

Permissions required from the PRC ~~mainland China~~ authorities for our operations

Our operations in mainland China are governed by ~~PRC~~ mainland China laws and regulations. As advised by JunHe LLP, our PRC legal adviser, except that (i) we are in the process of completing the commercial franchise filing for the “WonderLife” brand and “TOP TOY” brand, (ii) we have not obtained the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores, and (iii) the lease agreements for some of our leased properties in mainland China have not been registered with the relevant PRC government authorities in mainland China as required by mainland China laws, ~~As~~ as of the date of this annual report, our ~~PRC~~ mainland China subsidiaries have obtained all requisite licenses and permits from the ~~PRC~~ relevant mainland China government authorities for the business operations in mainland China, which include the business license, the commercial franchise filing for the “MINISO” brand, the registration of lease agreements with regard to most of our leased properties in mainland China, the certificates for fire control inspection of most of our directly operated stores in mainland China, the filing for medical device operation, the filing for operators selling pre-packaged food, the filing for import and export consignor and consignee, and the filing for internet content provider. ~~except that we are in the process of completing the commercial franchise filing for the “WonderLife” brand and “TOP TOY” brand, and that we have not obtained the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores.~~ See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and ~~for more details. Additionally, the lease agreements for some of our leased properties in mainland China have not been registered with the relevant PRC government authorities in mainland China as required by PRC laws in mainland China. See~~ “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our leased property interest may be defective and such defects may negatively affect our right to such leases” for more details. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

~~Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.~~

~~However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”~~

Our operations in Hong Kong are governed by Hong Kong laws and regulations. As of the date of this annual report, our Hong Kong subsidiaries have obtained business registrations and other permits and certificates required for the rented premises, such as fire control certificates and certificate of completion for electricity work. These are the requisite licenses and permits from the government authorities in Hong Kong for our business operations in Hong Kong. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and that the scope of our business operations in Hong Kong may change in the future, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in Hong Kong in the future.

Permissions required from the PRC authorities for overseas financing activities

~~Meanwhile, t~~The PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange~~.~~, and relevant governmental authorities may initiate cybersecurity review if such governmental authorities consider that relevant network products or services and data processing affect or may affect national security. As advised by JunHe LLP, our PRC legal adviser, we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our initial public offering in the United States and our public offering and listing in Hong Kong because (i) ~~Our~~ our initial public offering in the United States was completed prior to the Cybersecurity Review Measures took effect, and (ii) our public offering and listing in Hong Kong ~~is not treated~~ was not regarded as a listing abroad within the meaning of the Cybersecurity Review Measures as confirmed by the China Cybersecurity Review Technology and Certification Center, an organization delegated by the CAC to receive consultations and applications for cybersecurity reviews (the “CCRC”) during a phone consultation conducted on March 25, 2022 by our PRC legal advisor, JunHe LLP. ~~Therefore, we are of the view that we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our initial public offering in the United States and our public offering and listing in Hong Kong.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Cyber Data Draft Regulations. Pursuant to the Cyber Data Draft Regulations, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) seeking listing in a foreign country while such data processors process the personal information of more than one million users; (iii) seeking listing in Hong Kong that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. However, the scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. As of the date of this annual report, it had not been formally adopted and is subject to further guidance.

Since the measures are relatively new, uncertainties exist with respect to the interpretation and implementation of these regulations. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures even if we do not engage in public offerings in a foreign exchange. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, unless otherwise provided thereunder. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. Since we completed our initial public offering in the United States and our dual primary listing in Hong Kong, both prior to the Overseas Listing Trial Measures coming into effect and we have not carried out any securities offerings or refinancing following our listing in Hong Kong up till the date of this annual report, as advised by our PRC legal advisor, JunHe LLP, we therefore are not required to submit filings to the CSRC under the Overseas Listing Trial Measures.

The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in mainland China with the underlying equity, assets, income, or other similar interests in enterprises in mainland China. Were we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. As of the date of this annual report, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules in mainland China, as of the date of this annual report, we (i) are not required to obtain additional permissions or approvals from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions or approvals from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors. ~~under current PRC laws, regulations and rules, we and our mainland China subsidiaries are not required to obtain additional permissions or approvals from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors.~~ For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under ~~PRC~~ mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

If the CSRC, CAC or other relevant regulatory agencies subsequently determine that approval or filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval or complete the filing in a timely manner, or at all. The CSRC, CAC or other regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from offering of securities overseas into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the listed securities, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these regulations could also have a material adverse effect on the trading price of our listed securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Pages 43 – 44

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

…

In addition, as advised by JunHe LLP, our PRC legal advisor, according to the Fire Prevention Law, the operator of the store shall apply to the local fire and rescue department for a fire control inspection before it opens for business. However, we failed to obtain the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores in China. We are currently taking rectification measures, which may potentially include modifying the store entrance and fire exit design of TOP TOY stores and communicating with the landlord of the MINISO store to amend the registered use of the premises. However, we cannot assure you that the measures we take will successfully rectify the non-compliance in a timely manner. It is also possible that we may have to relocate to other premises so as to continue to operate these stores. Given the difficulty of modifying the design of and reconstructing the store entrance or fire exit and amending the registered use of the relevant premises, we do not expect to obtain the certificate for fire inspection for these stores in the near future.

…

Our Holding Company Structure, page 7

4.	We note your response to prior comment 4 and reissue. In future filings, please acknowledge the risk that Chinese regulatory authorities could disallow your holding company structure (e.g., through changes in the rules and regulations regarding foreign ownership in your industry), which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly de-cline or become worthless. In this regard, we note that your proposed disclosure references “any regulatory authorities,” instead of Chinese or PRC regulatory authorities.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Pages 7 – 8

Our Holding Company Structure

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in mainland China do not prohibit direct foreign investment in mainland China companies. However, foreign investment laws in mainland China are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by ~~any~~ PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. Our holding company structure also involves certain risks in terms of dividend distribution, direct investment in ~~PRC~~ entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China ~~PRC~~ subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China ~~PRC~~ regulation of loans to and direct investment in ~~PRC~~ mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our ~~PRC~~ mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China ~~PRC~~ regulations relating to offshore investment activities by ~~PRC~~ mainland China residents may limit our ~~PRC~~ mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our ~~PRC~~ mainland China resident beneficial owners to liability and penalties under ~~PRC~~ laws of mainland China” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our ~~PRC~~ mainland China subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Pages 53 – 54

MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in mainland China do not prohibit direct foreign investment in mainland China companies. However, foreign investment laws in mainland China are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by ~~any~~ PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current ~~PRC~~ mainland China regulations permit our ~~PRC~~ subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our ~~PRC~~ mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable ~~PRC~~ mainland China regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.” Additionally, if our ~~PRC~~ mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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Transfer of Funds and Other Assets Within Our Organization, page 8

5.	We note your response to prior comment 5 and reissue in part. In future filings, please further revise your disclosure to clarify whether the restrictions and limitations by the PRC government in mainland China that you discuss are applicable to cash transfers in and out of Hong Kong or your Hong Kong subsidiaries. If they are not, please acknowledge that they could become applicable in the future and that, in such case, funds in Hong Kong or in your Hong Kong subsidiaries similarly may not be available to fund operations or for other use outside of Hong Kong. Make conforming revisions in the summary risk factors and risk factors sections.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Transfer of Funds and Other Assets Within Our Organization

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Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, or where foreign currency is converted into RMB and remitted into mainland China to purchase goods or services from our mainland China subsidiaries, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of ~~the PRC~~ mainland China. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future ~~PRC~~ mainland China subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of mainland China ~~the PRC~~. As a result of the restrictions discussed above, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in mainland China are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more information.

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Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

Pages 13 – 14

Risks related to doing business in China

•	…

•	MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 53.

Pages 53 – 54

MINISO Group Holding Limited is a Cayman holding company and w~~W~~e may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in mainland China do not prohibit direct foreign investment in mainland China companies. However, foreign investment laws in mainland China are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by ~~any~~ PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our ~~PRC~~ mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current ~~PRC~~ mainland China regulations permit our ~~PRC~~ mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our ~~PRC~~ mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable ~~PRC~~ mainland China regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” Additionally, if our ~~PRC~~ mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our ~~PRC~~ mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As a result of these restrictions, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in mainland China are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

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Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

The PRC government’s oversight and regulation over our business operations..., page 51

6.	We note your response to prior comment 11, in particular your statement that “the PRC government does not directly intervene [in] [y]our operations through political orders or otherwise.” Please further discuss in future filings whether and how the PRC government’s influence or control has materially impacted or may materially impact your business or the value of your securities. We note, for example, the statement in your response to prior comment 2 that certain data security regulations issued by PRC authorities have created “challenges” for your cybersecurity and data privacy compliance efforts, as well as your indication that you could become subject to certain review and filing requirements in the future. Please ensure that all current and potential material impacts of the PRC government’s influence and control, not just its direct intervention, are addressed in this risk factor.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with further revisions shown in bold on top of the proposed disclosure in the Company’s prior response), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by ~~PRC~~ mainland China laws and regulations. The PRC government has regulatory oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Currently, the PRC government does not directly intervene in our operations through political orders or otherwise, nor have our business operations and/or the value of the ADSs been materially adversely affected. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers. If this were to occur, we could be subject to material adverse changes in our operation and/or the value of the ADSs. For example, the ~~The~~ PRC government has published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or the ADSs. For example, data security laws in mainland China has imposed certain new requirements for business operations in mainland China. Failure to comply with these new legal requirements could have a material impact on our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.” Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

In addition, the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, as well as five guidelines for the filing-based administration of overseas securities offerings and listings by mainland China domestic companies, which came into effect on March 31, 2023. These rules apply to (i) mainland China companies that seek to directly offer or list securities on overseas markets; and (ii) mainland China companies that seek to indirectly offer or list securities on overseas markets. Mainland China companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfil the filing procedure and report relevant information to the CSRC according to such rules. Since the Trial Measures have only been recently published, there may be uncertainties as to their implementation, interpretation and impact on our future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in completing the CSRC filing for any of our offshore offerings in the future may subject us to rectification order, warning, or fines imposed by the CSRC or other mainland China regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—M&A rules and overseas listings” and “—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under mainland China laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” for more details.

Pages 38 – 39

Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

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Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
December 13, 2023

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. For example, pursuant to the newly enacted PRC Data Security Law, our mainland China subsidiaries are required to establish and complete data security management systems for the entire process, organize and carry out education and training on data security, employ corresponding technical measures and other necessary measures to safeguard data security when carryout data handling activities. This requirements may lead to a substantial change in our operations and an increase in associated costs. Failure to comply with these regulations, policies or requirements could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations, for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing in a foreign country by data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. Since the measures are relatively new, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 0755 6111 1571 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com and Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

MINISO Group Holding Limited

By:	/s/ Jingjing Zhang
Name:	Jingjing Zhang
Title:	Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jenny Peng, Partner, KPMG Huazhen LLP